

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Peter V. Gioffe
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, NY 13753

Re: Delhi Bank Corp.
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed March 16, 2022
File No. 024-10818

Dear Mr. Gioffe:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance